(4)   For HI:  Directly and indirectly via its wholly owned subsidiary 504468
 N.B. Inc.

 For Ravelston:  Indirectly, via its control of HI.

 For Lord Black:  Directly and indirectly, via his control of Ravelston, which controls HI.

 For Lady Black:  Directly and indirectly, via her spouse, Lord Black, and his control of Ravelston, which controls HI.